December 1, 1999



Mr. E. Erwin Maddrey, II
201 Crescent Avenue
Greenville, SC  29605

Dear Mr. Maddrey,

Wachovia Bank, N.A. (the "Bank") is pleased to commit to E. Erwin Maddrey, II (the "Borrower") the following credit facility (the "Commitment"). This letter supersedes the Bank's commitment letter dated November 23, 1998.

Commitment Type:

               Revolving Line of Credit

Amount:

               $1,250,000.00

Purpose:

               Personal business investments and expenses.


Interest Rate:

               Lesser of the Bank's Prime Rate minus 1/2% or the one month LIBOR rate plus 200 basis points. The mechanics of the interest rate selection will be as follows: On the first business day of each month, the Bank will take the lower of the two rates indicated above and apply that index to the loan for the full month. If the Prime Rate is selected, the interest rate will fluctuate during the month with changes in the Prime Rate. If the LIBOR index is chosen, the rate will remain fixed for the month.

               Interest will be calculated on the basis of a 360 day year.

Repayment Terms:

               Interest payable monthly. Principal is due on demand. The Commitment expires on December 31, 2000.

Collateral:

               The line is secured with 724,987 shares of Delta Woodside Industries, Inc. common stock. At all times, a minimum 60% loan to market value ratio will be maintained between the market value of the collateral and the amount outstanding under the credit facility. If the loan to market value exceeds 60%, the Bank will require the Borrower to either pay down the principal balance to a 60% margin or provide the Bank with additional acceptable marketable securities to provide a 60% margin.

Financial Reports:

               Financial statement on the Borrower such that the Bank will at all times have a financial statement that is no greater than one year old.

Fees:

               None.

Prepayment
Premium:

               There will be no prepayment premium. Any prepayment will be applied first to accrued interest and then to the outstanding principal balance.

Other Conditions:

          a. This Commitment is subject to the maintenance by Borrower of a condition satisfactory to the Bank and the execution of documents satisfactory to the Bank.


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          b.   All costs,  expenses,  and fees incurred to close the  Commitment
               and   perfect   the  Bank's   security   interest   will  be  the
               responsibility of the Borrower.

          c. In addition to any other defaults normally specified in the Bank's documents, to the extent permitted by law, Borrower agrees that a default under this Commitment will also cause a default under any other loan or obligation of the Borrower to the Bank and that a default under any other loan or obligation of the Borrower to the Bank will cause a default under this Commitment.

          d. This Commitment shall be governed by the laws of the state of South Carolina.

          e. This Commitment is for the sole and exclusive benefit of the borrower and may not be assigned by the Borrower.

          f. No condition or other term of this Commitment may be waived or modified except in writing signed by the Borrower and the Bank.

Mr. Maddrey, we are pleased to provide this line of credit to you. Should you be in agreement with the above listed terms and conditions, please certify your acceptance by signing below and returning one original for our files by December 15, 1999 at which time our Commitment will expire. Thank you for favoring Wachovia Bank with your Private Banking needs.

Sincerely,



Lee Inabinet
Assistant Vice President

Accepted the 8th day of December, 1999.


/s/ E. Erwin Maddrey, II
-----------------------------
E. Erwin Maddrey, II